Exhibit (k)(4)

Amended and Restated Investment Management Services Agreement

Between College Retirement Equities Fund and

TIAA-CREF Investment Management, LLC

SCHEDULE B

2022 Reimbursement Rates

Annual Expense Deductions (as a percentage of average net assets)

For the period April 29, 2022 through April 30, 2023

Stock Account—All Classes	0.080%

Global Equities Account—All Classes	0.070%

Growth Account—All Classes	0.055%

Equity Index Account—All Classes	0.010%

Core Bond Account—All Classes	0.065%

Inflation-Linked Bond Account—All Classes	0.020%

Social Choice Account—All Classes	0.040%

Money Market Account—All Classes	0.030%

Date: Effective April 29, 2022 in accordance with prior approval by the CREF Board on March 11, 2022.

TIAA CONFIDENTIAL